Buenos Aires, July 6th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:      Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on July 1st, 2nd and 3rd 2020, in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meetings held on April 13th and June 25th, 2020, as informed to the market on the Relevant Event dated on that same days.

To this regard the Company has acquired, on the date hereof, 8,993 ADRs (each representative of 25 ordinary shares of the Company), respectively, in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount US$	Exchange rate (US$ 1 = AR$)
07-06-20	8,993	10.97953	98,739	AR$ 70.82

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations